SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                                 ----------------------

                                      F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For the month of March 2005

                              MAGAL SECURITY SYSTEMS LTD.
                                  (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050 and Form S-8 Registration Statement File No. 333-06246.

                              Magal Security Systems Ltd.



6-K Items


1. Consolidated Financial Statements of Magal Security Systems Ltd. as of December 31, 2004

2.      Schedule of Valuation and Qualifying Accounts

3       Operating and Financial Review and Prospects

4. Exhibit 23.1-Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

5. Exhibit 12.1-Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

6. Exhibit 12.2-Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

7. Exhibit 13.1-Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8. Exhibit 13.2-Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                          Item 1

                MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                                 IN U.S. DOLLARS




                                      INDEX


                                                                        Page
                                                                      ---------

 Report of Independent Registered Public Accounting Firm                 F-2

 Consolidated Balance Sheets                                          F-3 - F-4

 Consolidated Statements of Income                                       F-5

 Statements of Changes in Shareholders' Equity                           F-6

 Consolidated Statements of Cash Flows                                F-7 - F-8

 Notes to Consolidated Financial Statements                           F-9 - F-38




                                 - - - - - - - -

ERNST & YOUNG





             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                           MAGAL SECURITY SYSTEMS LTD.


     We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits included the financial statement schedule listed in the Index at Item 2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                            /s/Kost Forer Gabbay and Kasierier
 Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
 February 13, 2005                           A Member of Ernst & Young Global

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                     December 31,
                                                                  ------------------
                                                                    2003     2004
                                                                  --------   -------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                       $ 4,389   $11,964
  Short-term bank deposits                                          9,000       -
  Trade receivables (net of allowance for doubtful accounts of
  $187 and $320 as of December 31, 2003 and 2004, respectively)    14,885    13,232
  Unbilled accounts receivable                                      5,072     7,465
  Other accounts receivable and prepaid expenses                    3,857     3,858
  Deferred income taxes                                               454       488
  Inventories                                                      11,777    12,702
                                                                  -------   -------
Total current assets                                               49,434    49,709
                                                                  -------   -------
LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:
  Long-term trade receivables                                         300       344
  Long-term bank deposits                                             -       2,994
  Structured notes                                                  3,051     3,000
  Severance pay fund                                                1,960     2,142
                                                                  -------   -------
Total long-term investments and trade receivables                   5,311     8,480
                                                                  -------   -------
PROPERTY AND EQUIPMENT, NET                                        11,505    14,659
                                                                  -------   -------
DEFERRED INCOME TAXES                                                 335       186
                                                                  -------   -------
INTANGIBLE ASSETS, NET                                                713       656
                                                                  -------   -------
GOODWILL                                                            4,145     4,286
                                                                  -------   -------
Total assets                                                      $71,443   $77,976
                                                                  =======   =======






The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and par value data)


                                                                        December 31,
                                                                    -------------------
                                                                      2003       2004
                                                                    --------   --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                            $ 12,597   $ 15,618
  Current maturities of long-term debt                                 3,841      1,849
  Trade payables                                                       5,077      3,189
  Other accounts payable and accrued expenses                          6,518      7,450
                                                                    --------   --------
Total current liabilities                                             28,033     28,106
                                                                    --------   --------
LONG-TERM LIABILITIES:
  Unrealized losses on hedging forward contracts                         561        650
  Long-term debt                                                       1,873      3,500
  Accrued severance pay                                                1,992      2,172
                                                                    --------   --------
Total long-term liabilities                                            4,426      6,322
                                                                    --------   --------
COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital:
   Ordinary shares of NIS 1 par value:
     Authorized: 19,748,000 shares at December 31, 2003 and 2004;
     Issued and outstanding: 8,035,779 and 8,672,448 shares at
     December 31, 2003 and 2004, respectively                          2,683      2,825
  Additional paid-in capital                                          24,098     32,526
  Deferred stock compensation                                            -         (477)
  Accumulated other comprehensive income                                 479      1,639
  Retained earnings                                                   11,724      7,035
                                                                    --------   --------
Total shareholders' equity                                            38,984     43,548
                                                                    --------   --------
Total liabilities and shareholders' equity                          $ 71,443   $ 77,976
                                                                    ========   ========




The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

                                                               Year ended December 31,
                                                           -------------------------------
                                                             2002       2003        2004
                                                           --------   --------    --------
Revenues                                                   $ 42,966   $ 59,361    $ 60,974
Cost of revenues                                             23,924     33,378      33,725
                                                           --------   --------    --------
Gross profit                                                 19,042     25,983      27,249
                                                           --------   --------    --------
Operating expenses:
  Research and development, net                               3,128      4,773       4,683
  Selling and marketing, net                                  8,642     11,585      12,679
  General and administrative                                  4,938      5,305       5,771
  Award granted by principal shareholders                       -          -         1,200
                                                           --------   --------    --------
Total operating expenses                                     16,708     21,663      24,333
                                                           --------   --------    --------
Operating income                                              2,334      4,320       2,916
Financial income (expenses), net                                199     (1,003)       (762)
                                                           --------   --------    --------
Income before taxes on income                                 2,533      3,317       2,154
Taxes on income                                                 645        913       1,101
                                                           --------   --------    --------
Net income                                                 $  1,888   $  2,404    $  1,053
                                                           ========   ========    ========
Basic net earnings per share                               $   0.24   $   0.30    $   0.12
                                                           ========   ========    ========
Diluted net earnings per share                             $   0.23   $   0.30    $   0.12
                                                           ========   ========    ========






The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                           AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                 Accumulated
                                                       Additional  Deferred        other                    Total          Total
                                              Ordinary paid-in       stock      comprehensive Retained  comprehensive  shareholders'
                                               shares   capital   compensation  income (loss) earnings     income         equity
                                              -------- -----------------------  ------------- --------  -------------  -------------
Balance as of January 1, 2002                 $  2,583 $  21,670  $     (20)    $   (1,294)   $  9,761                 $   32,700
Exercise of stock options                           13       125          -              -           -                        138
Exercise of warrants                                 4        (4)         -              -           -                          -
Amortization of deferred stock compensation          -         -         17              -           -                         17
Comprehensive income:
  Net income                                         -         -          -              -       1,888    $     1,888       1,888
  Foreign currency translation adjustments           -         -          -            288           -            288         288
                                              -------- -----------------------  ------------- --------  -------------  -------------
Total comprehensive income                                                                                $     2,176
                                                                                                        =============

Balance as of December 31, 2002                  2,600    21,791         (3)        (1,006)     11,649                     35,031
Declared dividend                                    -         -          -              -        (401)                      (401)
Exercise of stock options                           30       432          -              -           -                        462
Amortization of deferred stock compensation          -         -          3              -           -                          3
Stock dividend                                      53     1,875          -              -      (1,928)                         -
Comprehensive income:
  Net income                                         -         -          -              -       2,404    $     2,404       2,404
  Unrealized losses on forward contracts, net        -         -          -           (807)          -           (807)       (807)
  Foreign currency translation adjustments           -         -          -          2,292           -          2,292       2,292
                                              -------- -----------------------  ------------- --------  -------------   ------------
Total comprehensive income                                                                                $     3,889
                                                                                                        =============

Balance as of December 31, 2003               $  2,683 $  24,098  $       -     $      479    $ 11,724                 $   38,984
Exercise of stock options                           51       916          -              -           -                        967
Deferred stock compensation related to
  officers' options grant                            -       661       (661)             -           -                          -
Amortization of deferred stock compensation
  related to officers' options grant                 -         -        184              -           -                        184
Award granted by principal shareholders                    1,200          -              -                                  1,200
Stock dividend                                      91     5,651          -              -      (5,742)                         -
Comprehensive income:
  Net income                                         -         -          -              -       1,053    $     1,053       1,053
  Unrealized gains on forward contracts, net         -         -          -            103           -            103         103
  Foreign currency translation adjustments           -         -          -          1,057           -          1,057       1,057
                                              -------- -----------------------  ------------- --------  ------------   ------------
Total comprehensive income                                                                                $     2,213
                                                                                                        =============
Balance as of December 31, 2004               $  2,825 $  32,526  $    (477)    $    1,639    $  7,035                 $   43,548
                                              ======== =======================  ============= ========                 ============
Accumulated unrealized losses on forward
contracts, net                                                                  $     (704)
Accumulated foreign currency translation
adjustments                                                                           2,343
                                                                                  -------------
Accumulated other comprehensive income as of
December 31, 2004                                                                 $     1,639
                                                                                  ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                                  -----------------------------
                                                                     2002      2003      2004
                                                                  --------   --------   -------
Cash flows from operating activities:
-------------------------------------
   Net income                                                     $ 1,888    $ 2,404    $ 1,053
   Adjustments required to reconcile net income to net
    cash provided by (used in) operating activities:
    Depreciation and amortization                                   1,096      1,378      1,966
    Gain on sale of property and equipment                            (15)        (9)       (18)
    Decrease (increase) in accrued interest on
        short-term and long-term bank deposits                        133       (199)       657
    Amortization of deferred stock compensation                        17          3        184
    Decrease (increase) in trade receivables                       (2,861)    (4,103)     2,049
    Decrease in related parties receivables                             1         28        -
    Decrease (increase) in unbilled accounts receivable            (2,101)     2,708     (2,373)
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                             (1,822)      (836)        16
    Decrease (increase) in deferred income taxes                      444        (88)       178
    Decrease (increase) in inventories                                468     (2,586)      (588)
    Decrease (increase) in long-term trade receivables                705      1,210        (44)
    Increase (decrease) in trade payables                             786         10     (1,956)
    Increase (decrease) in other payables and accrued
    expenses                                                         (532)     1,727        880
    Accrued severance pay, net                                        (72)        77         (2)
    Award granted by principal shareholders                           -          -        1,200
       Realized losses on hedging forward contract                    -          -          476
                                                                  -------    -------    -------
 Net cash provided by (used in) operating activities               (1,865)     1,724      3,678
                                                                  -------    -------    -------
 Cash flows from investing activities:
 -------------------------------------
   Purchase of long-term bank deposits                             (8,389)       -       (3,000)
   Purchase of structured notes                                       -       (3,000)       -
   Proceeds from sale of short-term bank deposits                   7,748      3,505      8,400
   Proceeds from sale of property and equipment                        35         33         59
   Purchase of property and equipment                              (1,527)    (3,194)    (4,858)
   Purchase of know-how and patents                                   (14)       (48)       (89)
   Acquisition of the business activity of Dominion
    Wireless Inc.(a)                                                  -         (902)       -
                                                                  -------    -------    -------
 Net cash used in investing activities                             (2,147)    (3,606)       512
                                                                  -------    -------    -------






The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                    Year ended December 31,
                                                                --------------------------------
                                                                    2002        2003        2004
                                                                --------    --------    --------
Cash flows from financing activities:
-------------------------------------
  Short-term bank credit, net                                   $  3,911    $  3,098    $  2,895
  Proceeds from long-term bank loans                                 -            43         -
  Principal payment of long-term bank loans                         (158)       (103)       (365)
  Proceeds from exercise of employee stock options                   138         462         967
  Dividend paid                                                      -           -          (401)
                                                                --------    --------    --------
Net cash provided by financing activities                          3,891       3,500       3,096
                                                                --------    --------    --------
Effect of exchange rate changes on cash and cash
equivalents                                                          (98)        252         289
                                                                --------    --------    --------
Increase (decrease) in cash and cash equivalents                    (219)      1,870       7,575
Cash and cash equivalents at the beginning of the year             2,738       2,519       4,389
                                                                --------    --------    --------
Cash and cash equivalents at the end of the year                $  2,519    $  4,389    $ 11,964
                                                                ========    ========    ========
Supplemental disclosures of cash flows activities:
--------------------------------------------------

     (i)  Cash paid during the year for:

          Interest                                              $    932    $  1,099    $  1,093
                                                                ========    ========    ========
          Taxes                                                 $  1,415    $  1,544    $  1,164
                                                                ========    ========    ========
     (ii) Non-cash activities:

          Declared dividend                                     $    -      $    401    $    -
                                                                ========    ========    ========

(a)  Acquisition of the business activity of Dominion Wireless Inc.:

         Net fair value of the assets acquired at the
           acquisition date was as follows:
            Inventory                                           $   376
            Property and equipment                                   90
            Technology                                              436
                                                               ---------
                                                                $   902
                                                               =========



The accompanying notes are an integral part of the consolidated financial statements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

          a. Magal Security Systems Ltd. (the "Company") and its subsidiaries (together "the Group") are engaged in the development, manufacturing, marketing and sales of compleHx computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets. A majority of the Group's sales is generated in the U.S.A., Canada, Europe and Israel.

               As for major customer data, see Note 14b.

          b.   Acquisition of the business activity of Dominion Wireless Inc.:

               On July 1, 2003, the Company's subsidiary acquired the business activity of Dominion Wireless Inc. ("DW") for a total consideration of $902 (including $74 of transaction costs) paid in cash.

               The Asset Purchase Agreement with DW, stipulated for additional payments to be made conditioned upon the achievement of operating income milestones during the periods ending on December 31, 2003, 2004 and 2005. Since such goals have not been met, no additional payments were due for the periods ending December 31, 2003 and 2004. Should DW reach the earn out goals as of December 31, 2005, an additional payment will become due. Such payment will be recorded as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations".

               DW develops manufactures, sells and supports personal duress alarm systems that locate an individual with accuracy and
               reliability  in   correctional   and  other   institutions.   The
               acquisition of the business activity of DW has expanded the Company's product line offerings and enabled it to provide its customers a comprehensive range of security systems.

               The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair values at the date of acquisition.

               Based  upon  a  valuation  of  tangible  and  intangible   assets
               acquired, the Company's subsidiary allocated the total cost of the acquisition to the assets acquired, as follows:

                                                    At July 1,
                                                       2003
                                                  ---------------
                                                     Unaudited
                                                  ---------------

                  Inventories                      $      376
                  Property and equipment                   90
                  Technology                              436
                                                  ---------------
                                                   $      902
                                                  ===============

               The value assigned to the tangible and intangible assets has been determined as follows:

               a. DW's inventories and property and equipment are presented at current replacement cost.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

               b. The value assigned to technology was determined using the Income Approach on the basis of the present value of cash flows attributable to the intellectual property over its expected future life. Technology is amortized on a straight-line basis over a period of 8 years.

                 The results of operations of DW have been included in the consolidated financial statements since July 1, 2003.

                 The following unaudited pro forma information does not purport to represent what the Group's results of operations would have been had the acquisition been consummated on January 1, 2002 and 2003, nor does it purport to represent the Group's results of operations for any future period. Pro forma results of operations for the period:

                                                            Year ended
                                                           December 31,
                                                     -------------------------
                                                        2002          2003
                                                     -----------   -----------
                  Revenues                            $  47,474     $  59,933
                                                     ===========   ===========
                  Net income                          $     680     $   1,910
                                                     ===========   ===========
                  Basic net earnings per share        $   0.09      $   0.24
                                                     ===========   ===========
                  Diluted net earnings per share      $   0.08      $   0.24
                                                     ===========   ===========

          c.   Award granted by principal shareholders:

               In June 2004, two principal shareholders awarded the Group's employees an amount of net $1.2 million. The award was allocated among the employees according to their position and seniority. The Group recorded the award expense against additional paid in capital in accordance with Staff Accounting Bulletin ("SAB") Topic 5T "Accounting for Expenses or Liabilities Paid by Principal Stockholder".

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               Significant portion of the Company's revenues is generated in U.S. dollars ("dollars"). Financing and investing activities including credit, loans, equity transactions and cash investments are executed in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

               The dollar was also determined to be the functional currency of the Company's U.S. subsidiaries.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

               The financial statements of all foreign subsidiaries whose functional currency is their local currency, excluding the U.S. ones, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income
               (loss).

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions including intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          e.   Short-term and long-term bank deposits:

               Short-term bank deposits are deposits with maturities of more than three months and less than one year, and presented at their cost.

               Bank deposits with maturities of more than one year are included in long-term bank deposits, and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 2.3% and mature in 2006.

          f.   Structured Notes:

               During 2003, the Company purchased structured notes ("the Notes") at par value totaling $3 million to be settled in 2013. Under the terms of the Notes, the Notes bear interest at 10% over the first year. Thereafter, interest is determined based on six months LIBOR rates using the following formula: 10% minus two times six months LIBOR rate. The Notes are callable immediately after accumulating 12% interest payments.

               The Company accounts for investment in structured notes in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and FASB Emerging Issues Task Force Issue ("EITF") No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Structured notes securities are classified as held-to-maturity since management believes the Company has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2003 and 2004, the investments in the Notes approximate their fair market value.

          g.   Inventories:

               Inventories are stated at the lower of cost or market value. The Group periodically evaluates the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-offs are included in cost of revenues.

               Cost is determined as follows:

               Raw  materials,   parts  and  supplies  -  using  the  "first-in,
               first-out" method.

               Work in progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               During 2002, 2003 and 2004, the Group recorded inventories write-offs in the amount of $244, $601 and $224, respectively. A significant portion of the 2003 write-off was attributed to discontinued products.

          h.   Long-term trade receivables:

               Long-term   trade   receivables   derive  from  operating   lease
               arrangements and from long-term payment arrangements.

          i.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                              %
                                             -----------------------------------

          Buildings                                           4
          Machinery and equipment
            (including machinery
            and equipment leased to
            customers under
            operating leases)                        10-33 (mainly at 10)
          Motor vehicles                                      15
          Promotional display                               25-50
          Office furniture and equipment                     6-33
          Leasehold improvements              By the shorter of the term of the
                                                lease and the life of the assets

          j.   Intangible assets:

               Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".

               Know-how is amortized over 8 to 10 years, patents are amortized over a period of 10 years and technology is amortized over 8 years.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Impairment of long-lived assets:

               The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2002, 2003 and 2004, no impairment losses have been identified.

          l.   Goodwill:

               Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. Under SFAS No, 142, goodwill acquired in a business combination on or after July 1, 2001, shall not be amortized, and goodwill acquired in prior periods ceased to be amortized since January 1, 2002.

               SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2002, 2003 and 2004, no impairment losses have been identified.

               Differences between the balance of goodwill as of December 31, 2003 and 2004 derive from functional currency translation adjustments. The entire goodwill balance relates to the Perimeter segment.

          m.   Revenue recognition:

               The Group generates its revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on fixed-price basis or a time-and-materials basis contracts.

               Revenues from installation of comprehensive security systems are generated from fixed price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Fees are payable upon completion of agreed upon milestones, and subject to customer acceptance. Following customer acceptance for certain milestone and only thereafter, services could be performed for the next milestone. Such revenues are recognized in accordance with Statement of Position ("SOP") No. 81-1 "Accounting for Performance of Construction-Type and Certain
               Production-Type Contracts," using contract accounting on a percentage of completion method, in accordance with the "Input Method". The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved.

               Project costs include material purchased to produce the system, related labor and overhead expenses and subcontractor's costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of installing and integrating security systems, a history of no collection issues, delivery and acceptance of similar services and a history of no cancellation problems, which are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

               Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

               The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

               Amounts recognized in advance of contractual billing are recorded as unbilled accounts receivable.

               The Group sells security products to customers according to customers' orders without installation work. The customers are not entitled to return the products. Revenues from security product sales are recognized in accordance with SAB No. 104 "Revenue Recognition in Financial Statements", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

               Services and maintenance are performed under either fixed-price basis or time-and-materials basis contracts. Under fixed-price contracts, the Group agrees to perform certain work for a fixed price. Under time-and-materials contracts, the Group is reimbursed for labor hours

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               at negotiated hourly billing rates and for materials. Such service contracts are not in the scope of SOP No. 81-1, and accordingly, related revenues are recognized in accordance with SAB No. 104, as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibillity is reasonably assured.

               One of the Company's subsidiaries provides security video monitoring services. The majority of contracts executed are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts service is not dependent on specific equipment. The subsidiary's obligation is related to the provision of monitoring services. In accordance with EITF No. 01-08 "Determining Whether an Arrangement Contains a Lease" and SFAS No. 13 "Accounting for Leases," the service contract does not meet the definition of a lease and as such the subsidiary recognizes monthly service fees over the term of the agreement.

               Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

          n.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principle Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation," in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

               The Company adopted the disclosure provisions of SFAS No. 148 "Accounting for Stock-Based Compensation transition and disclosure", which amended certain provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the prior fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

               Proforma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The fair value for options granted in 2004 is amortized over their vesting period and estimated at the grant date using the Black and Scholes option pricing model with the following weighted-average assumptions for 2004: risk-free interest rate of 2.46%, dividend yields of 0%, a volatility factor of the expected market price of the Company's Ordinary shares of 0.979, and a weighted average life of the option of 1.5 years.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Proforma information under SFAS No. 123:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2002           2003          2004
                                                            ------------   ------------   -----------
                Net income as reported:                      $    1,888     $    2,404     $   1,053
                  Add: stock based compensation
                    expenses determined under the
                    intrinsic value based method
                    included in the reported net income              17              3           184
                  Deduct: stock based compensation
                    expenses determined under fair
                    value based method for all awards              (246)          (111)         (198)
                                                            ------------   ------------   -----------
                Proforma net income                          $    1,659     $    2,296     $   1,039
                                                            ============   ============   ===========
                Basic net earnings per share-as reported     $     0.24     $     0.30     $    0.12
                                                            ============   ============   ===========
                Diluted  net   earnings   per   share-as
                  reported                                   $     0.23     $     0.30     $    0.12
                                                            ============   ============   ===========
                Proforma basic net earnings per share        $     0.21     $     0.29     $    0.12
                                                            ============   ============   ===========
                Proforma diluted net earnings per share      $     0.21     $     0.29     $    0.12
                                                            ============   ============   ===========

          o.   Research and development costs:

               Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred, net of grants received and investment tax credit.

          p.   Warranty costs:

               The Group provides a warranty for up to 24 months, at no extra charge. The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and SFAS No. 5 "Accounting for Contingencies". Factors that affect the Group's warranty liability include the number of units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. A tabular reconciliation of the changes in the Group's aggregate product warranty liability is not provided due to immateriality.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Royalty-bearing grants:

               Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs. Research and development grants recognized amounted to $318, $128 and $228 in 2002, 2003 and 2004, respectively.

               The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of selling and marketing expenses. Total grants recognized amounted to $82, $0 and $0 in 2002, 2003 and 2004, respectively.

          r.   Net earnings per share:

               Basic net earnings per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year, plus dilutive potential shares of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128 , "Earnings Per Share."

          s.   Concentrations of credit risk:

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, structured notes, unbilled accounts receivable, trade receivables and long-term trade receivables.

               Cash and cash equivalents, short-term and long-term bank deposits and structured notes are mainly invested in major Israeli and U.S. banks. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               The short-term and long-term trade receivables of the Group, as well as the unbilled accounts receivable, are derived from sales to large and solid organizations and government authorities located mainly in Israel, the United States, Canada and Europe. The Group performs ongoing credit evaluations of its customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and in accordance with an aging key. In certain circumstances, the Group may require letters of credit, other collateral or additional guarantees.

               The Group has no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements, except derivative instruments, which are detailed in Note 2x.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          t.   Income taxes:

               The Group accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          u.   Severance pay:

               The Company's liability for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance  expenses for the years ended  December 31, 2002,  2003
               and  2004,   amounted  to  approximately   $60,  $313  and  $306,
               respectively.

          v.   Fair value of financial instruments:

               The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

               (i) The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

               (ii) The  carrying   amount  of  the  Group's   long-term   trade
                    receivables, long-term bank deposits and structured notes approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group's investment rates for similar type of investment arrangements.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               (iii)The  carrying  amounts  of the  Group's  long-term  debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2003, the fair value of the Group's long-term borrowing was $5,564, compared to the carrying amount of $5,714. As of December 31, 2004, the fair value of the Company's long-term borrowing was $5,318, compared to the carrying amount of $5,349.

               (iv) The fair value of foreign currency contracts (used for hedge purposes) is estimated by obtaining current quotes from investment bankers.

          w.   Advertising expenses:

               Advertising costs are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, were $372, $422 and $495, respectively.

          x.   Derivative instruments:

               SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged.

               To protect against the change in value of forecasted foreign currency cash flows resulting from certain sale arrangements, the Company has entered during 2003 and 2004 into forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in euro.

               For derivative instruments designated as cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). The effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               As of December 31, 2004, the Company expects to reclassify $649 of net losses on derivative instruments from unrealized losses on forward contracts to earnings during the next 12 months due to actual sales and related payments.

          y.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the previous year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

          z.   Impact of recently issued accounting standards:

               In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends
               Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

               On December 16, 2004,  the FASB issued SFAS No.  123(R)  (revised
               2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The adoption of SFAS 123(R) will not have a significant effect on the Company's results of operations.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 3:- INVENTORIES

                                                                              December 31,
                                                                     -------------------------------
                                                                          2003             2004
                                                                     --------------   --------------

            Raw materials                                              $    6,843       $    6,806
            Work in progress                                                2,513            2,320
            Finished products                                               2,421            3,576
                                                                      -------------    -------------
                                                                       $   11,777       $   12,702
                                                                      =============    =============


NOTE 4:- PROPERTY AND EQUIPMENT, NET

          a.   Composition:

                                                                               December 31,
                                                                     --------------------------------
                                                                          2003             2004
                                                                     ---------------  ---------------
                  Cost:
                    Land and buildings                                 $    8,215       $    8,790
                    Machinery and equipment                                 4,170            4,411
                    Machinery and equipment leased to customers
                     under operating leases                                 2,083            4,952
                    Motor vehicles                                          1,414            1,341
                    Promotional display                                     3,659            4,236
                    Office furniture and equipment                          2,609            2,924
                    Leasehold improvements                                     23              784
                                                                      --------------   --------------
                                                                           22,173           27,438
                                                                      --------------   --------------
                  Accumulated depreciation:
                    Buildings                                               2,098            2,404
                    Machinery and equipment                                 2,648            2,958
                    Machinery and equipment leased to customers
                     under operating leases                                   292              845
                    Motor vehicles                                            738              833
                    Promotional display                                     2,891            3,322
                    Office furniture and equipment                          1,980            2,356
                    Leasehold improvements                                     21               61
                                                                      --------------   --------------
                                                                           10,668           12,779
                                                                      --------------   --------------
                  Depreciated cost                                     $   11,505       $   14,659
                                                                      ==============   ==============

          b. Depreciation expenses amounted to $1,014, $1,241 and $1,822 for the years ended December 31, 2002, 2003 and 2004, respectively.

          c.   As for charges, see Note 9g.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 5:- OTHER INTANGIBLE ASSETS, NET

          a.   Composition:

                                                         December 31,
                                                ------------------------------
                                                    2003             2004
                                                -------------    -------------
                  Cost:
                    Know-how                     $   1,502        $     502
                    Patents                          2,381            2,639
                    Technology                         436              436
                                                -------------    -------------
                                                     4,319            3,577
                                                -------------    -------------
                  Accumulated amortization:
                    Know-how                         1,342              396
                    Patents                          2,237            2,443
                    Technology                          27               82
                                                -------------    -------------
                                                     3,606            2,921
                                                -------------    -------------
                 Amortized cost                  $     713        $     656
                                                =============    =============

          b. Amortization expenses related to intangible assets amounted to $82, $137 and $144 for the years ended December 31, 2002, 2003 and 2004, respectively.

          c.   Estimated amortization of intangible assets for the years ended:

                                                    December 31,
                                                  ----------------
                  2005                                  148
                  2006                                  139
                  2007                                   77
                  2008                                   74
                  2009                                   73
                                                  ----------------
                                                        511
                                                  ================


NOTE 6:- SHORT-TERM BANK CREDIT

          a.   Classified by currency, linkage terms and interest rates:

                                                       Interest rate                December 31,
                                                   ---------------------    -----------------------------
                                                     2003        2004           2003            2004
                                                   ---------   ---------    ------------   --------------
                                                             %
                                                   ---------------------
                 In or linked to U.S. Dollars (1)    3.02        4.08        $    4,300     $    8,600
                 In or linked to NIS (1)             6.83        5.47             6,613          5,556
                 In or linked to Canadian
                   Dollars (2)                       5.01        4.75             1,684          1,462
                                                                            ------------   --------------
                                                                             $   12,597     $   15,618
                                                                            ============   ==============
                 Weighted average interest
                   rates at the end of the year                                   5.28%          4.64%
                                                                            ============   ==============
                 Total authorized credit lines
                   approximate                                                                $ 33,245
                                                                                           ==============
                 Unutilized credit lines
                   approximate                                                                $  6,352
                                                                                           ==============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 6:- SHORT-TERM BANK CREDIT (Cont.)

          (1) The Company has undertaken to maintain the following financial ratios and terms in respect of its used credit line:

               1. A ratio of at least 40% of consolidated shareholders' equity out of the consolidated total assets.

               2.   Minimal  annual  consolidated  net income in the amount of $
                    1,000.

               3. The same shareholders maintain the core of control in the Company.

               As of December 31, 2004, management believes that the Company was in compliance with these ratios and terms.

          (2) The loan to a subsidiary is collateralized by a general security agreement and has undertaken to maintain general covenants and the following financial ratios, with respect to the subsidiary's financial statements, and terms in respect of its used credit lines:

               1.   A quick ratio of not less than 1.25.

               2. A ratio of total liabilities to tangible net worth of not greater than 0.75.

               3.   Tangible net worth of at least $9 million.

               As of December 31, 2004, management believes that the subsidiary was in compliance with these ratios and terms.

          b.   As for charges, see Note 9g.


NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                   December 31,
                                                           ------------------------------
                                                               2003             2004
                                                           --------------  --------------
            Employees and payroll accruals                  $    1,951       $    1,380
            Accrued expenses                                     2,116            3,911
            Deferred revenues                                      324               81
            Unrealized losses on hedging forward contracts         489              781
            Government authorities                                   -              308
            Declared dividend                                      401                -
            Income tax payable                                     641                3
            Others                                                 596              986
                                                           --------------   -------------
                                                            $    6,518       $    7,450
                                                           ==============   =============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 8:- LONG-TERM DEBT

          a.   Classified by currency, linkage terms and interest rates:

                                                       Interest rate              December 31,
                                        Linkage    -----------------------  ---------------------------
                                         terms        2003        2004          2003          2004
                                      -----------  ----------- -----------  ------------- -------------
                                                              %
                                                   -----------------------
            Bank loan                   U.S. $        4.60        3.10       $     2,500   $     2,500
            Bank loan                   U.S. $        4.60         -                 250             -
            Bank promissory note (1)    U.S. $        2.87        3.05               500           500
            Bank promissory note (1)    U.S. $        5.66        3.50               500           500
                                                                            ------------- -------------
                                                                                   3,750         3,500
            Mortgage payable            U.S. $        8.25        8.25             1,964         1,849
                                                                            ------------- -------------
                                                                                   5,714         5,349
            Less - current
              maturities                                                           3,841         1,849
                                                                            ------------- -------------
                                                                             $     1,873   $     3,500
                                                                            ============= =============
            Weighted average
              interest rates at the
              end of the year                                                      5.80%         4.91%
                                                                            ============= =============

          (1) As for financial ratios and terms in respect of long-term loans, the two $500 promissory notes both have covenants that require the Group to maintain $1 million in deposits at all times otherwise the interest rate on the notes become the bank's rate plus 0.25% until the minimum deposit is maintained. The Group is also required to maintain tangible net worth and subordinated debt of not less than $170 for one note and not less than $100 for the second note.

          As of December 31, 2004, management believes that the Group was in compliance with these ratios and terms.

          b. As of December 31, 2004, the aggregate annual maturities of the long-term loans are as follows:

                2005                                      $   1,849
                2006                                          3,500
                                                         ------------
                                                          $   5,349
                                                         ============

          c.   As for charges, see Note 9g.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. Royalty commitments to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"):

               Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

               Royalties paid amounted to $131, $80 and $61 for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2004, the Company had remaining contingent obligations to pay royalties in the amount of approximately $1,868.

          b.   Royalty  commitments  to the Fund of  Encouragement  of Marketing
               Activities:

               The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for foreign marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

               Royalties paid during the years ended December 31, 2002, 2003 and 2004, amounted to $53, $0 and $0, respectively. As of December 31, 2004, the aggregate contingent obligation amounted to $95.

          c.   Royalty commitments to third party:

               During 2002, the Company entered into a development agreement for planning, developing and manufacturing a security system with a third party. Under the agreement, the Company agreed to pay the third party royalty fees, based on a formula as defined in the agreement. Under this agreement the Company has also committed to purchase a certain volume of products at a minimum amount of approximately $300 over 2.5 years after achievement of certain milestones. As of December 31, 2004, no royalty commitment, under the agreement, exists.

          d.   Lease commitments:

               The Group rents its facilities and some of its motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

               Future minimum lease payments under non-cancelable operating lease agreements as of December 31, are as follows:


                 2005                $     441
                 2006                      290
                 2007                      156
                 2008                       99
                                    -----------
                                     $     986
                                    ===========

                  Total rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $183, $368 and $671, respectively.

          e.   Guarantees:

               1. As of December 31, 2004, the Group obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $2,935.

               2.   As  of  December  31,  2004,   the  Company   obtained  bank
                    guarantees in an amount of $1,849 in order to secure mortgage payable by a subsidiary.

               3. As of December 31, 2004, the Group issued a letter of credit in the amount of $902, as per suppliers' demand.

          f.   Legal proceedings:

               1. In April 2003, a competitor filed a civil action suit against the Company and others. The plaintiff alleged that the failure of its perimeter systems in field trials executed by the Ministry of Defense during 1996 and 1997, resulted from intentional damage to the fence and diversion of the results of certain tests by a former employee of the Company, who was then a soldier in the Israeli Defense Force. The plaintiff alleged that the Company, which was the employer of this employee during 1995, still employed him as an agent during the field trials, and directed the actions of the former employee. The plaintiff requested the courts to annul the field trial and sought, approximately $760 in damages. The Company denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of the former employee's actions. The Company's legal counsel believes that, the Company has valid defenses against the aforementioned claims and, therefore, no provision was recorded in the financial statements. The action is in the preliminary stage.

               2. In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming $1,600 was due it in the context of an agreement between Rapiscan and the Company. The Company filed a counter-claim in the amount of approximately $1,350. The financial statements as of December 31, 2003 included a reserve computed by management for this litigation of approximately $1,000. On February 18, 2004, the court approved a settlement agreement between the Company and Rapiscan, according to which, the Company paid Rapiscan approximately $653. The reduction of $347 of the $1,000 estimated reserve was recorded in operations during the first quarter of 2004.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          g.   Charges:

               As collateral for all of the Group liabilities to banks:

               1.   A fixed charge has been placed on the Company's property.

               2. The Company agreed not to pledge any of its assets without the consent of several banks.

               3. A fixed charge in the amount of $3,000 has been placed on the Company's bank deposits.

               4. The Company's subsidiary has two bank promissory notes in the aggregate amount of $1,000 due on April 15, 2006, collateralized by substantially all of the subsidiary's assets, and a $1,849 mortgage note payable, collateralized by a first mortgage on its land and building.

NOTE 10:- SHAREHOLDERS' EQUITY

          a.   Pertinent rights and privileges conferred by Ordinary shares:

               The Ordinary shares of the Company are listed for trade on NASDAQ National Market and in Israel, on the Tel-Aviv Stock Exchange. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the General Meetings of the Company and the right to receive dividends, if declared.

          b.   Stock Option Plan:

               On October 27, 2003, the Company's Board of Directors approved the 2003 Israeli Share Option Plan ("the 2003 Plan"). Under the 2003 Plan, stock options will be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries, in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors has the authority to determine the number of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. The 2003 Plan is effective for ten years and shall terminate on October 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

               As of December 31, 2004, there were 537,606 options available for future grant.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

               A summary of the Company's stock options activities in 2002, 2003 and 2004, is as follows:

                                                       Year ended December 31,
                                 -------------------------------------------------------------
                                       2002               2003                 2004
                                 ------------------ ------------------  ----------------------
                                           Weighted           Weighted               Weighted
                                  Number   average   Number    average   Number      average
                                    of     exercise    of     exercise     of        exercise
                                  options   price    options    price    Options       price
                                  -------   -----    -------    -----    -------       -----
                 Outstanding
                  at the
                  beginning
                  of the year      412,400  $ 3.93    358,234  $ 4.23    223,216     $  4.61

                 Granted                 -  $   -          -   $    -    100,000     $  7.66

                 Adjustment as
                  a result of
                  stock
                  dividend          11,232  $   -      10,256  $   -       7,652     $    -
                 Exercised         (63,750) $ 2.17   (137,446) $ 3.55   (225,338)       4.61
                 Forfeited          (1,648) $   -      (7,828)      -       (530)    $    -
                                  --------           --------           --------
                 Outstanding
                  at the
                  end of the
                  year             358,234  $ 4.23    223,216  $ 4.61    105,000     $  7.66
                                  ========  ======   ========  ======   ========     =======
                Exercisable
                 options
                 at the end
                 of the year       118,450  $ 2.14    223,216  $ 4.61          -     $    -
                                  ========  ======   ========  ======   ========     =======


               All options outstanding as of December 31, 2004 have an exercise price of $7.66 and a weighted average remaining contractual life of 1.5 years.

               Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $17, $3 and $184 were recognized during the years ended December 31, 2002, 2003 and 2004, respectively.

          c.   Dividends:

               1. Dividends, if any, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

               2. The Company's Board of Directors decided on a distribution of stock dividends of 3%, 3% and 5% in May 2002, May 2003 and July 2004, respectively. All shares, options and net earnings per share data have been retroactively adjusted to reflect the stock dividend.

               3. At the Annual General Meeting of Shareholders held on July 29, 2004, the shareholders approved the payment of an interim cash dividend in the amount of $0.05 per Ordinary Share of NIS 1 par value each, which was declared in December 2003.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

          d.   Warrants to underwriters:

               In connection with the 1997 follow-on Offering, the Company issued to the underwriters, 200,000 warrants to purchase 200,000 Ordinary shares of the Company. The warrants were initially exercisable at an exercise price of 120% of the 1997 offering price per share ($5.50) for a period of four years, commencing one year from the date of the 1997 offering. As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis and 60,703 Ordinary shares of NIS 1 par value were issued.

          e. In May 2002, the Company's Board of Directors approved an increase in the authorized Ordinary share capital to 19,748,000 shares of NIS 1 par value.


NOTE 11:- BASIC AND DILUTED NET EARNINGS PER SHARE

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  ------------
            Numerator:

            Net income                                      $    1,888     $    2,404     $    1,053
                                                           =============  =============  ============
            Denominator:

            Denominator for basic net earnings per share
              - weighted-average number of shares
              outstanding                                    7,866,477      7,947,778      8,581,348
            Effect of diluting securities:
            Employee stock options and warrants to
              underwriters                                     202,661         80,848         55,031
                                                           -------------  -------------  ------------
            Denominator for diluted net earnings per
              share - adjusted weighted average shares
              and assumed exercises                          8,069,138      8,028,626      8,636,379
                                                           =============  =============  ============


NOTE 12:- TAXES ON INCOME

          a. Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, (the "Law"):

               The  Company  has  been   granted  the  status  of  an  "Approved
               Enterprise" under the Law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

               1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program was tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1994 and terminated in 2003.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

               2. On March 18, 1997, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption and accordingly, the Company's income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company). The period of benefits under this program began in 1998 and will terminate in 2007.

               3. On August 13, 2002, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will terminate in 2012.

               The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is in compliance with all of the aforementioned conditions.

               The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

               Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 35%.

               By  virtue  of  the  Law,   the  Company  is  entitled  to  claim
               accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

               Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates
               (currently 35%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

               The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%).

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax
               Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

          c. Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

               The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

          d.   Tax rates:

               1. On June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 to a rate of 30% in 2007. The amendment had no impact on the Company's financial statements.

               2. The tax rates of the Company's subsidiaries range between 25%-40%.

          e.   Investment tax credit:

               One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year 2004, the subsidiary recognized $176 of investment tax credits as a reduction of research and development expenses. In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $436, which will expire at various dates from 2012 through 2014.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          f. Reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

                                                                 Year ended December 31,
                                                           ------------------------------------
                                                               2002         2003        2004
                                                           -----------  -----------  ----------
                 Income before taxes as reported in the     $  2,533     $  3,317     $  2,154
                   statements of income
                                                           ===========  ===========  ==========
                 Tax rate                                        36%          36%          35%
                                                           ===========  ===========  ==========
                 Theoretical tax expense                    $    912     $  1,194     $    754
                 Increase (decrease) in taxes:
                   Tax adjustments in respect of
                     inflation in Israel                          11            -            -
                   Non-deductible items, net                     (24)          17         (400)
                   Deferred taxes on losses for which
                     valuation allowance was provided            442          298        1,163
                   Tax exemption applicable to "Approved
                     Enterprises" and exempted income           (293)        (443)        (281)
                   Taxes in respect of prior years              (279)        (107)         (23)
                   Other                                        (124)         (46)        (112)
                                                           -----------  -----------  ----------
                 Taxes on income in the statements of
                   income                                   $    645     $    913     $  1,101
                                                           ===========  ===========  ==========
                 Per share amounts (basic and diluted)
                   of the tax benefit resulting from
                   "Approved Enterprises"                   $   0.04     $   0.06     $   0.03
                                                           ===========  ===========  ==========

          g.   Taxes on income included in the statements of income:

                                                                 Year ended December 31,
                                                           ------------------------------------
                                                               2002         2003         2004
                                                           -----------  -----------  ----------
                 Current taxes:
                   Domestic                                 $    269     $    398     $    428
                   Foreign                                       211          534          518
                 Deferred income taxes:
                   Domestic                                      (30)           -          (70)
                   Foreign                                       474           88          248
                 Taxes in respect of prior years:
                   Domestic                                     (279)        (107)           -
                   Foreign                                         -            -          (23)
                                                           -----------  -----------  ----------
                 Taxes on income                            $    645     $    913     $  1,101
                                                           ===========  ===========  ==========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          h.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group deferred tax assets are as follows:

                                                                                December 31,
                                                                       ----------------------------
                                                                           2003            2004
                                                                       ------------    ------------
                Operating loss carryforward                             $   1,813       $   2,992
                Reserves and tax allowances                                   658             (26)
                                                                       ------------    ------------
                Total deferred assets before valuation allowance            2,471           2,966
                Valuation allowance                                        (1,682)         (2,292)
                                                                       ------------    ------------
                Net deferred tax assets                                 $     789       $     674
                                                                       ============    ============
                Domestic                                                $     212       $     288
                Foreign                                                       577             386
                                                                       ------------    ------------
                                                                        $     789       $     674
                                                                       ============    ============

               During 2004, the Company's subsidiaries have increased the valuation allowance in the amount of approximately $300, as a result of change in circumstances that caused a change in judgment about the certainty of realization of related deferred tax assets in future years. The total net change in valuation allowance during 2004 amounted to $610.

          i. The domestic and foreign components of income before taxes are as follows:

                                              Year ended December 31,
                                      ------------------------------------
                                          2002         2003         2004
                                      -----------  -----------  ----------

                 Domestic              $   2,217    $   2,217    $  2,137
                 Foreign                     316        1,100          17
                                      -----------  -----------  ----------

                                       $   2,533    $   3,317    $  2,154
                                      ===========  ===========  ==========

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

          j.   Net operating losses carryforward:

               The Company's subsidiaries in the U.S. and the U.K. have estimated total available carryforward tax losses of $7,139 and $795, respectively, to offset against future taxable profit for 16 to 20 years, and an indefinite period, respectively. As of December 31, 2004, the Company recorded a full valuation allowance due to the uncertainty of the tax assets future realization.

               Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 13:- RELATED PARTIES TRANSACTIONS

                                                   Year ended December 31,
                                             ----------------------------------
                                                2002        2003        2004
                                             ----------  ----------  ----------
            Sales to related parties (1)     $      188  $      196  $      386
                                             ==========  ==========  ==========

          (1) Sales to related parties represent services provided b the Company's subsidiary.

NOTE 14:- SEGMENTS INFORMATION

          The Group adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Group operates in three major reportable segments, which represent the Group's operating segments as follows:

          1. Perimeter security systems - The Group's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems, field disturbance sensors, and other.

          2. Security turnkey projects - The Group is executing turnkey projects based on the Company's security management system and acting as an integrator.

          3. Video monitoring services - The Group supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001.

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SEGMENTS INFORMATION (Cont.)


          a. The following data present the revenues, expenditures, assets and other operating data of the Group's operating segments:

                                                         Year ended December 31,
                 ----------------------------------------------------------------------------------------------------------------
                                        2002                                                  2003
                 ----------------------------------------------------   ---------------------------------------------------------
                                          Video                                                Video
                 Perimeter   Projects   monitoring    Other     Total   Perimeter   Projects   monitoring    Other      Total
                 ---------   --------   ----------    -----     -----   ---------   --------   ----------    -----      -----
Revenues          $ 36,435   $   5,340    $   238    $   953   $42,966  $  51,077   $  6,720    $    403    $  1,161    $59,361
                  ========   =========    =======    =======   =======  =========   ========    ========    ========    =======
Depreciation
   and
   amortization   $    927   $       9    $   149    $    11   $ 1,096  $   1,056   $     20    $    292    $     10     $1,378
                  ========   =========    =======    =======   =======  =========   ========    ========    ========     ======
Operating
   income,
   before
   financial
   expenses and
   taxes on
   income         $  4,045   $     794    $(1,556)   $  (949)  $ 2,334  $   5,803   $     936   $ (1,870)   $   (549)    $4,320
                  ========   =========    =======    =======            =========   =========   ========    ========
Financial
   income
   (expenses),
    net                                                            199                                                   (1,003)
Taxes on income                                                    645                                                      913
                                                                   ---                                                      ---
Net income                                                     $ 1,888                                                   $2,404
                                                               =======                                                   ======

                                Year ended December 31,
                ---------------------------------------------------
                                     2004
                 ---------------------------------------------------
                                         Video
                 Perimeter   Projects  monitoring    Other     Total
                 ---------   --------  ----------    -----     -----

Revenues         $ 46,341    $11,375     $ 2,060    $ 1,198   $60,974
                 ========    =======     =======    =======   =======
Depreciation
   and
   amortization  $  1,252    $    11     $   698    $     5    $1,966
                 ========    =======     =======    =======    ======
Operating
   income,
   before
   financial
   expenses and
   taxes on
   income         $  4,978   $ 1,430     $(2,262)   $(1,230)   $2,916
                  ========   =======     =======    =======
Financial
   income
   (expenses),
    net                                                          (762)
Taxes on income                                                 1,101
                                                                -----
Net income                                                     $1,053
                                                               ======







                                                          December 31,
                 ----------------------------------------------------------------------------------------------------------------
                                        2002                                                  2003
                 ----------------------------------------------------   ---------------------------------------------------------
                                          Video                                                 Video
                 Perimeter   Projects   monitoring    Other     Total   Perimeter   Projects   monitoring    Other      Total
                 ---------   --------   ----------    -----     -----   ---------   --------   ----------    -----      -----
Total
long-lived
assets            $ 12,408   $    30      $  867     $   21    $ 13,326  $ 13,476    $    88     $  2,787     $  12     $ 16,363
                  ========   =======      ======     ======    ========  ========    =======     ========     =====     ========

                                December 31,
                ----------------------------------------------------
                                     2004
                 ---------------------------------------------------
                                         Video
                 Perimeter   Projects  monitoring    Other     Total
                 ---------   --------  ----------    -----     -----

Total
long-lived
assets           $ 13,576    $   192   $ 5,814       $  19   $19,601
                 ========    =======   =======       =====   =======

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 14:- SEGMENTS INFORMATION (Cont.)

          b.   Major customer data (percentage of total revenues):


                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  -----------
                 Israel's Ministry of Defense and
                   Israel's Defense Forces                        15.9%          27.2%   *)     -%
                                                           =============  =============  ===========
                 C.N. Aeroportul international Bucuresti
                   Otopeni                                  *)       -%    *)       -%       15.6%
                                                           =============  =============  ===========

          *) Less then 10% of total revenues.

          c.   Geographical information:

               The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  ------------
                 1. Revenues:

                        Israel                              $   11,350     $   20,503     $   10,123
                        Romania                                  1,023          5,151          9,521
                        Europe (excluding Romania)               5,376          5,465          9,150
                        USA                                     12,641         13,292         17,871
                        Canada                                   4,324          6,338          4,068
                        Others                                   8,252          8,612          10,241
                                                           -------------  -------------  ------------
                                                            $   42,966     $   59,361     $   60,974
                                                           =============  =============  ============

                                                                          December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -------------  -------------  ------------
                 2. Long-lived assets:

                        Israel                              $    3,802     $    3,626     $    3,211
                        Europe                                     786            980           1,069
                        USA                                      6,299          8,655          11,518
                        Canada                                   2,392          2,998           3,649
                        Others                                      47            104            154
                                                           -------------  -------------  ------------
                                                            $   13,326     $   16,363     $   19,601
                                                           =============  =============  ============

                                                     MAGAL SECURITY SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 15:- SELECTED STATEMENTS OF INCOME DATA

          a.   Research and development expenses, net:

                                                                     Year ended December 31,
                                                            ------------------------------------------
                                                                2002           2003          2004
                                                            ------------   ------------  -------------
                  Expenses                                   $    3,750     $    5,128    $    5,088
                  Less - royalty-bearing grants and
                    investment tax credit                           622            355           405
                                                            ------------   ------------  -------------
                                                             $    3,128     $    4,773    $     4,683
                                                            ============   ============  =============

          b.   Financial income (expenses):

                 Financial expenses:
                   Interest on long-term debt               $     (371)    $     (298)    $     (289)
                   Interest on short-term bank credit             (640)          (808)          (849)
                   Foreign exchange losses                          (6)          (692)          (161)
                                                           -------------  -------------  ------------
                                                                (1,017)        (1,798)        (1,299)
                                                           -------------  -------------  ------------
                 Financial income:
                   Interest on short-term and long-term
                     bank deposits and structured notes            732            672            496
                   Foreign exchange gains                          484            123             41
                                                           -------------  -------------  ------------
                                                                 1,216            795            537
                                                           -------------  -------------  ------------
                                                            $      199     $   (1,003)    $     (762)
                                                           =============  =============  ============


NOTE 16:- SUBSEQUENT EVENTS (UNAUDITED)

          In 2005, the Company intends to raise additional equity to fund future growth.



                                - - - - - - - - -

                                                                          Item 2

                     SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
                              (U.S. dollars in thousands)


                                                                Write-offs of
                                   Balance at     Provision      previously
                                  beginning of  for doubtful     provided     Translation    Balance at
                                    period        accounts       accounts     adjustments   end of period
                                    ------        --------       --------     -----------   -------------
Year ended December 31, 2004:
Allowance for doubtful debts       $ 187           $ 131           $  -           $ 2        $ 320

Year ended December 31, 2003:
Allowance for doubtful debts       $ 150           $  32           $  -           $ 5        $ 187

Year ended December 31, 2002:
Allowance for doubtful debts       $  63           $ 129           $(42)          $ -        $ 150


                                                                          Item 3

Operating and Financial Review and Prospects

A.   Operating Results

        The following discussion and review of our results of operating, financial conditions and prospects contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Further, our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. "Key Information-Risk Factors" of our Annual Report on Form 20-f for the year ending on December 31, 2003. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto attached hereto.

        General

        We are engaged in the development, manufacture, marketing and sales of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. We also supply video monitoring services through Smart Interactive Systems, Inc., or Smart, a subsidiary established in the U.S. in June 2001. Our products are currently used in more than 75 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. We have subsidiaries in the U.S., Canada, United Kingdom, Germany, Mexico, Romania and an office in China.

        Economic and Other Factors

        Following the terrorist attacks of September 11, 2001, heightened global security concerns have increased the demand for products such as ours, which protect aircraft, national borders and sensitive facilities from terrorism, and we have experienced an increase in inquiries from prospective customers regarding our products. Although we expect demand for our products to increase, because our products are primarily sold to government agencies, government authorities and government-owned companies, many of which have complex and time-consuming procurement procedures, we may not make major sales of our products and may not experience a significant increase in our revenues until, at the earliest, the end of 2005.

        The continued state of hostility between the State of Israel and the Palestinian Authority has caused the State of Israel to increase its efforts to protect its facilities and installations from unauthorized intrusions. In 2002, the Israeli Government announced the construction of a perimeter system to seal off parts of the West Bank to prevent Palestinian terrorists from entering Israel. In September 2002, we won 80% of the bids published by the Israeli Ministry of Defense, or MOD, for the installation of intrusion detection systems along the seam line between Israel and the West Bank. We received orders having a value of approximately $19 million to install intrusion detection systems along approximately 150 kilometers. As of December 31, 2004, this project was completed. In 2003, the Israeli Government resolved to extend the perimeter system and to continue construction along most of the remaining parts of the seam-line. However, following the UN resolution to refer the question of the legality of the seam-line perimeter systems to the International Court of Justice in Hague, an international opposition to the route selected by the Israeli government arose, causing the Israeli Government to change and shorten the route of the seam-line perimeter system. This opposition as well as certain resolutions of the Israeli Supreme Court caused a halt in the building of the seam-line fence during 2004. Recently, the Israeli government approved a new seam-line fence route. Such resolution is expected to signal the renewal of work in the southern parts of the seam-line. According to recent reports in the Israeli press, the MOD is expected to shortly publish orders for the work on the southern segments of the seam-line fence and it is widely believed that the majority of the remaining segments of the fence will be completed during 2005. Although we believe that we will participate in the new construction, we cannot assure you that Israel will follow through with its decision to build the perimeter system along the seam-line, or if such perimeter system is constructed or rebuilt, that our products will be utilized.

        During 2004, we continued to incur losses relating to Smart's operations.

        Business Challenges/Areas of Focus

        Our primary business challenges and areas of focus include:

          o continuing the growth of revenues and profitability of our perimeter security system line of products;

          o enhancing the introduction and recognition of our new products into the markets;

          o penetrating into new markets and strengthening our presence in existing markets; and

          o    succeeding in selling our comprehensive turnkey solutions.

Discussion of Critical Accounting Policies

        The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

        Critical accounting policies are those that are both most important to the portrayal of our financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

        Revenue Recognition

        We generate our revenues mainly from (1) installation of comprehensive security systems for which revenues are generated from long-term fixed price contracts; (2) sales of security products; and (3) services and maintenance, which are performed either on a fixed-price basis or on a time-and-materials basis.

        Revenues from installation of comprehensive security systems and turn key projects are generated from fixed price contracts according to which the time between the signing of the contract and the final customer acceptance is over a period generally exceeding one year. Fees are payable upon completion of agreed upon milestones, and subject to customer acceptance. Following customer acceptance for certain milestone and only thereafter, services could be performed for the next milestone. The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved.

        Project costs include material purchased to produce the system, related labor and overhead expenses and subcontractor's costs. The percentage to completion is measured by monitoring costs and efforts devoted using records of actual costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of installing and integrating security systems, a history of no collection issues, delivery and acceptance of similar services and a history of no cancellation problems, which are reviewed and updated regularly by us. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

        Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in our results of operations when they are reasonably determinable by us, on a cumulative catch-up basis.

        We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases we expect to perform our contractual obligations and our customers are expected to satisfy their obligations under the contract.

        Amounts recognized in advance of contractual billing are recorded as unbilled receivables. At December 31, 2004 we recorded $ 13.2 million of such unbilled receivables.

        We sell security products to a customer according to the customer's order without installation work. The customer is not entitled to return the parts. Revenues from security product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

        Services and maintenance are performed under either fixed-price basis or time-and-materials basis contracts. Under fixed-price contracts, we agree to perform certain work for a fixed price. Under time-and-materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and materials. Such service contracts and related revenues are recognized as those services are performed or over the term of the related agreements provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibillity is reasonably assured.

        One of our subsidiaries provides security video monitoring services. The majority of its executed contracts are for a five year term and do not include terms that result in the transfer of title of the equipment to the customer. Under the contracts, service is not dependent on specific equipment. That is, our subsidiary's obligation is related to the provision of monitoring services. As such, service contracts do not meet the definition of a lease and our subsidiary recognizes monthly service fees over the term of the agreements.

        Deferred revenue includes unearned amounts under installation services, service contracts and maintenance agreements.

        Inventories

        Inventories are stated at the lower of cost or market value. We periodically evaluate the quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-offs are included in cost of revenues.

        Cost is determined as follows:

        Raw materials, parts and supplies - using the "first-in, first-out" method.

        Work-in-progress - represents the cost of production in progress.

        Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

        During 2002, 2003 and 2004, we recorded inventories write-offs in a total amounts of $244,000, $601,000 and $224,000, respectively. A significant portion of the 2003 write-off was attributed to discontinued products.

        Income taxes

        We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and we must establish a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At December 31, 2004, our deferred tax asset was $0.7 million. Our subsidiaries in the U.S. and the UK have estimated total available carry forward tax losses of $7,139,000 and $795,000 respectively, to be offset against future taxable profit for 16-20 years and an indefinite period, respectively. As of December 31, 2004, we recorded a full valuation allowance due to the uncertainty of our future realization of the tax assets.

        Goodwill

        Goodwill represents the excess of the costs over the net fair value of the assets of the businesses acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001 shall not be amortized and goodwill acquired in prior periods ceased to be amortized beginning January 2002.

        SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flow.

         Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. During 2002, 2003 and 2004, no impairment losses were identified.

        As of December 31, 2004, goodwill amounted to $4,286,000. The goodwill principally relates to our, segment of the Perimeter Security Systems.

        Impairment of long lived assets:

        Our long-lived assets and certain identifiable intangibles are reviewed for impairment in whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group of asset to the future undiscounted cash flows expected to be generated by the group of assets. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds their fair value. During 2002, 2003 and 2004, no impairment losses were identified.

        Financial statements in U.S. dollars

        Significant portion of our revenues is generated in U.S. dollars ("dollar"). Financing and investing activities including credit, loans, equity transactions and cash investments are executed in dollars. We believe that the dollar is the primary currency of the economic environment in which the Company operates. Thus, our functional and reporting currency is the dollar. The dollar was also determined to be a functional currency of our U.S. subsidiaries.

        Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

        The financial statements of all our foreign subsidiaries, excluding our U.S. subsidiaries, whose functional currency is their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

        Accordingly, we had accumulated foreign currency translation income of approximately $1.3 million and $2.3 million that were included as part of "accumulated other comprehensive income (loss)" within our balance sheets at December 31, 2003 and 2004, respectively. During 2002, 2003 and 2004, foreign currency translation income of $288,000, $2,292,000, and $1,057,000 respectively, were included under "accumulated other comprehensive income
(loss)." Had we determined that the functional currency of our subsidiaries was the dollar, these gains would have increased our income for each of the years presented.

        Concentrations of credit risk

        Financial instruments that potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, structure note, unbilled accounts receivable, trade receivables and long-term trade receivables.

        Of our cash and cash equivalents, short-term and long-term bank deposits at December 31, 2004, $12 million are invested in major Israeli and U.S. banks, approximately $3 million is invested in other banks, mainly with Deutsche Bank and RBC Royal Bank and we hold a structured note in the principal amount of $3 million that was issued by the Royal Bank of Scotland. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        The short term and long term trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection and by a general reserve. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. As of December 31, 2004 the allowance for doubtful accounts amounted to $320,000.

        Derivative instruments

        We recognize our derivative instruments as either assets or liabilities in our statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

        We designate our derivative instruments as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). The effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

        To protect against the reduction in value of forecasted foreign currency cash flows resulting from certain sale arrangements, we entered into forward contracts during 2003 and 2004 in order to hedge portions of our forecasted revenue denominated in Euro. When the dollar strengthens significantly against the Euro, the decline in value of future Euro revenue is offset by gains in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future Euro cash flows is offset by losses in the value of the forward contracts.

        During the year ended December 31, 2004, we recognized a net loss of $932,000 related to the effective portion of our hedging instruments and a net loss of $19,000 related to the portion of the hedging instrument excluded from the assessment of hedge ineffectiveness.

        We expect that during the next 12 months we will reclassify $649,000 of net losses on derivative instruments from unrealized losses on forward contracts to earnings due to actual sales and related payments.

        Fair value of financial instruments:

        The following methods and assumptions were used by us and our subsidiaries in estimating their fair value disclosures for financial instruments:

          o The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, unbilled accounts receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

          o The carrying amount of our long-term trade receivables, long-term bank deposits and structured notes approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on our investment rates for similar type of investment arrangements.

          o The carrying amounts of our long-term debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2003, the fair value of our Company's long-term borrowings was $ 5,564,000, compared to the carrying amount of $ 5,714,000. As of December 31, 2004, the fair value of the Company's long-term borrowings was $ 5,318,000, compared to the carrying amount of $5,349,000.

          o    The fair  value of  foreign  currency  contracts  (used for hedge
               purposes)  is  estimated   by  obtaining   current   quotes  from
               investment bankers.

        Results of Operations

        Due to the nature of our customers and products, our revenues are often generated from a relatively small number of large orders. Consequently, individual orders from individual customers can represent a substantial portion of our revenues in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our revenues and operating results may, therefore, vary substantially from period to period. Consequently, we do not believe that our revenues and operating results should necessarily be judged on a quarter-to-quarter comparative basis.

        The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues:

                                                Year Ended December 31,
                                         --------------------------------------
                                         2000    2001     2002     2003    2004
                                         ----    ----     ----     ----    ----
Revenues..............................   100%    100%     100%     100%    100%
Cost of revenues......................    53      52       56       56      55
                                          --      --       --       --      --
Gross profit..........................    47      48       44       44      45
                                          --      --       --       --      --
Operating expenses:
Research and development, net.........     8       8        7        8       8
Selling and marketing, net............    18      19       20       20      21
General and administrative............    12      12       11        9       9
Award granted by principal shareholders    -       -        -        -       2
                                          --      --       --       --      --
Operating income......................     9       9        6        7       5
Financial income (expenses), net......    (1)      -        -       (2)     (1)
                                          --      --       --       --      --
Income before taxes on income.........     8       9        6        5       4
Taxes on income.......................     1       1        2        1       2
                                          --      --       --       --      --
Net income............................     7%      8%       4%       4%      2%
                                          --      --       --       --      --

Years ended December 31, 2004 and 2003

        Revenues. Revenues increased by 2.7% to $61 million in the year ended December 31, 2004, as compared with $59.4 million in the year ended December 31, 2003. Revenues from sales of perimeter systems were $46.3 million in 2004, as compared with $51.1 million in 2003, a decrease of 9%, as a result of decrease of approximately $10.4 million in the seam-line project, which made a major contribution to our revenues in 2003 and was halted in 2004 due to litigation in Israel. Revenues from security turnkey projects increased by 69% to $11.4 million in 2004, as compared with $6.7 million in 2003. One of our main projects in 2004 was the protection of the Otopeni International Airport in Romania. Based on our backlog of approximately $25 million and estimations, we anticipate that our rate of revenue growth will increase in 2005.

        Cost of revenues. Cost of revenues reached $33.7 million in the year ended December 31, 2004,as compared with $33.4 million in the year ended December 31, 2003. Cost of revenues as a percentage of revenues was 55% in 2004, as compared with 56% in 2003. We anticipate that our cost of revenues as a percentage of revenues will remain at the same level in 2005.

        Gross profit. Gross profit increased to $27.2 million in the year ended December 31, 2004, as compared with $26.0 million for the year ended December 31, 2003, primarily as a result of our increased revenues.

        Research and development expenses, net. Research and development expenses, net for the year ended December 31, 2004 were $4.7 million, as compared with $4.8 million for the year ended December 31, 2003, a decrease of 2%. Research and development expenses, net amounted to 7.7% of revenues in 2004, as compared with 8% in 2003. Royalty bearing grants and investment tax credits decreased to $405,000 in 2004 compared to $355,000 in 2003. We expect that our net research and development expenditures will continue at the same level in 2005.

        Selling and marketing expenses, net. Selling and marketing expenses, net were $12.7 million for the year ended December 31, 2004, as compared with $11.6 million for the year ended December 31, 2003, an increase of 9.4%. The increase in selling and marketing expenses in 2004 was primarily due to increased marketing and selling expenses for our newly developed products, especially the DreamBox(R), and the increase in our revenues from projects, mainly our project in Otopeni International Airport in Romania. Selling and marketing expenses amounted to 20.8% of revenues in 2004, as compared with 19.5% in 2003. We expect that our selling and marketing expenses will increase at the same rate as any increase in revenues in 2005, but will not change materially as a percentage of revenues.

        General and administrative expenses. General and administrative expenses were $5.8 million for the year ended December 31, 2004 compared to $5.3 million for the year ended December 31, 2003. General and administrative expenses amounted to 9.5% of revenues in 2004, compared to 8.9% in 2003. The increase in general and administrative expenses was due to an $0.2 million increase in the amortization of deferred stock compensation and an increase in expenses incurred by Smart due to a $0.2 million increase in rent and depreciation expenses arising from its relocation to a new facility. We expect that our general and administrative expenses will increase in 2005 due to the costs associated with the implementation of the internal controls required under Section 404 of the Sarbanes-Oxley Act.

        Award granted by principal shareholders. Award expenses granted by principal shareholders amounted to US$1.2 million in 2004 reflecting the net award expenses paid to all of our employees by our two principal shareholders out of their personal funds in celebration of our twentieth anniversary. According to generally accepted accounting principles in the United States, such grant was recorded in our second quarter statement of income as an expense, although it did not affect our shareholders' equity nor our statement of cash flows.

        Financial income (expenses), net. Financial expenses, net for the year ended December 31, 2004 were $762,000, as compared with $ 1 million for the year ended December 31, 2003. This decrease in financial expenses was due to the decrease in the rate of devaluation of the U.S. dollar against the Canadian Dollar and the NIS. Our major operations are located in Canada and Israel.

Years ended December 31, 2003 and 2002

        Revenues. Revenues increased by 38% to $59.4 million in the year ended December 31, 2003, as compared with $43 million in the year ended December 31, 2002. Revenues from sales of perimeter systems were $51.1 million in 2003, as compared with $36.4 million in 2002, an increase of 40%. Revenues from security turnkey projects increased by 26% to $6.7 million in 2003, as compared with $5.3 million in 2002. Our main projects in 2003 included the installation of intrusion detection systems along the seam line between Israel and the West Bank and the protection of the Otopeni International Airport in Romania. The devaluation of the U.S. dollar against the Canadian dollar and the NIS increased by approximately $2 million the revenues that are linked to those currencies in terms of U.S. dollars.

        Cost of revenues. Cost of revenues reached $33.4 million in the year ended December 31, 2003, as compared with $23.9 million in the year ended December 31, 2002. Cost of revenues as a percentage of revenues was 56% in 2003, remaining at the same level as in 2002.

        Gross profit. Gross profit increased to $26.0 million in the year ended December 31, 2003, as compared with $19.0 million for the year ended December 31, 2002, primarily as a result of our increased revenues.

        Research and development expenses, net. Research and development expenses, net were $4.8 million in the year ended December 31, 2003, as compared with $3.1 million for the year ended December 31, 2002, an increase of 53%. Research and development expenses, net amounted to 8% of revenues in 2003, as compared with 7% of revenues in 2002. Royalty bearing grants and investment tax credits decreased to $355,000 in 2003, as compared with $622,000 in 2002 due to the decrease of royalty bearing grants received from the Office of Chief Scientists of the Ministry of Industry, trade of Labor, or the OCS. The increase in our research and development expenses was attributable to our development of three new products that were launched in the beginning of 2004.

        Selling and marketing expenses, net. Selling and marketing expenses, net were $11.6 million in the year ended December 31, 2003, as compared with $8.6 million in the year ended December 31, 2002, an increase of 34%. The increase in selling and marketing expenses in 2003 was primarily due to the increase in our revenues. Selling and marketing expenses amounted to 20% of revenues in both 2003 and 2002.

        General and administrative expenses. General and administrative expenses were $5.3 million in the year ended December 31, 2003, as compared with $4.9 million in the year ended December 31, 2002. General and administrative expenses amounted to 9% of revenues in 2003, compared to 11% in 2002.

        Financial income (expenses), net. Financial expenses, net were $1.0 million in the year ended December 31, 2003, as compared with financial income of $199,000 in the year ended December 31, 2002. This increase in financial expenses was due to the devaluation of the U.S. dollar against the Canadian Dollar and the NIS Our major operations are located in Canada and Israel.

Seasonality

        Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors:

          o our customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; and

          o due to weather and other conditions, revenues are often postponed from the first quarter to subsequent quarters.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

        Part of our revenues are quoted in NIS, and a portion of our expenses are incurred in NIS. Our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                          Israeli
                       Israeli                           inflation
    Year ended        inflation     NIS devaluation    adjusted for
   December 31,         rate %           rate %        devaluation %
   ------------         ------           ------        -------------
       2000               0               (2.7)             2.7
       2001               1.4              9.3             (7.9)
       2002               6.5              7.3             (0.8)
       2003              (1.9)            (7.6)             5.7
       2004               1.2             (1.6)             2.8


        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or revenues payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and revenues and reducing the dollar amounts of any unlinked NIS liabilities and expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We are also subject to exchange rate fluctuations related to our activities in Canada. During the three years ended December 31, 2004, foreign currency fluctuations had an adverse impact on our results of operations, and our foreign exchange gains (losses), net were $478,000, ($569,000) and ($120,000), respectively. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

        We periodically enter into foreign exchange contracts to offset the risk of currency exchange rate fluctuations in connection with certain revenues. During 2003 and 2004, we entered into forward contracts in order to hedge a portion of our forecasted revenues denominated in euro. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and we believe are effective as a hedge for these revenues when the revenues are recorded. The effective portion of the derivative instruments is included in revenues and in financial expenses in the statements of operations.

        We expect that during the next 12 months we will reclassify $649,000 of net losses on derivative instruments from unrealized losses on forward contracts to earnings due to actual sales and related payments.

        Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In 1979 Israel signed a peace agreement with Egypt under which full diplomatic relations were established. In October 1994 a peace treaty was signed between Israel and Jordan which provides, among other things, for the commencement of full diplomatic relations between the two countries. To date, there are no peace treaties between Israel and Syria or Lebanon.

        Since 1993, several agreements have been signed between Israel and the Palestinian representatives concerning conditions in the West Bank and Gaza and outlining several interim Palestinian self-government arrangements. The implementation of these agreements have been subject to difficulties and delays.

        Since September 2000, relations between Israel and the Palestinian Authority have deteriorated and there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. Recently, the Israeli government has resolved to unilaterally evacuate all the Jewish settlements in Gaza Strip, and few settlements in the West Bank. In addition, following the death of Yasser Arafat the Palestinian Authority has established new regime who vowed to take active actions against terrorism and caused all Palestinian terror organizations to co mitt to halt execution of acts of terror in Israel. Such commitment has not been completely observed. However, there is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

        Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 40 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

        To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further escalation of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.

        The domestic security situation in Israel and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2002 and 2003. Nevertheless, in the second half of 2003, the business sector's activity showed signs of recovery, based on the rise in export and private consumption. Toward the end of 2003, budgetary restraint was exercised as a result of the economic program. The economic program placed much emphasis on immediately reducing the deficit and on measures expected to lead to its permanent reduction, and it therefore boosted the credibility of the fiscal policy and placed the economy on a declining budget deficit path.

        During 2004, the expansion of the economic activity and growth that the Israeli economy experienced since the second half of 2003 continued and unemployment decreased slightly. During this period inflation reached a rate of 1.2%, and the level expected by the Bank of Israel for the next 12 months is between 1% and 3%. Interest rates have remained level throughout the year at approximately 4.1%.

        The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable.

Trade Agreements

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

        Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

        Israel receives significant amounts of economic assistance from the United States, averaging approximately $3 billion annually over the last several years. We cannot assure you that U.S. economic assistance will continue at or near amounts received in the past. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences which could have a material adverse impact on our financial condition and results of operations.

        Effective Corporate Tax Rate

        As of December 31, 2004 the general tax rate applicable to Israeli companies was 35% of taxable income. However, certain of our manufacturing facilities have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two to four years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 15% to 25% for an additional three to eight years if we qualify as a foreign investors' company. If we do not qualify as a foreign investors' company, we will instead be entitled to a reduced rate of 25% for an additional five years, rather than eight years.

        Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

        As of December 31, 2004, our subsidiaries in the U.S. and the United Kingdom had total net available carry forward tax losses of approximately $8 million. A full valuation allowance was recorded due to the uncertainty of the tax assets' future realization. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state tax law provisions. The annual limitation may result in the expiration of net operating losses before utilization.

B.   Liquidity and Capital Resources

General

        Our ongoing liquidity requirements arise primarily from our need to service debt and provide working capital. From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans. In March 1993, we received proceeds of $9,837,000 from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised an additional $9,440,000 from a follow-on offering of an additional 2,085,000 ordinary shares. The proceeds from these offerings together with cash flow from operations and our credit facilities are our main sources of working capital.

        Our working capital at December 31, 2004 was $21.6 million compared to $21.4 million at December 31, 2003. Cash and cash equivalents amounted to $12 million at December 31, 2004 compared to $4.4 million at December 31, 2003. Short-term and long-term bank deposits and structured notes amounted to $6 million at December 31, 2004 compared to $12.1 million at December 31, 2003. Our cash and cash equivalents, short and long-term bank deposits and a structured note are held mainly in U.S. dollars.

        We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, including bank deposits, structured note and our expected cash flow from operations in 2005 will be sufficient to meet our planned and potential cash requirements in 2005, but we intend to raise additional equity in 2005 to fund our future growth.

        Net cash provided from operating activities was $3.7 million for the year ended December 31, 2004 compared to $1.7 million for the years ended December 31, 2003 and net cash used from operating activities of $1.9 million for the year ended December 31, 2002. The increase in cash from operations was primarily due to interest received on short and long term bank deposits, payments received from trade receivable mainly from the MOD and a customer in Azerbaijan and a decrease in inventories. Purchases of property and equipment in 2002, 2003 and 2004 were $1.5 million, $3.2 million and $4.9 million, respectively. Capital expenditures in 2001, 2002 and 2003 were principally for equipment for Smart, computers and other machinery and equipment. We estimate that our capital expenditures for 2005 will total approximately $5.5 million, of which 8% will be spent in Israel, 90% in the U.S. and Canada and 2% in other countries. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures for 2005 will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel.

Credit Lines and Other Debt

        We currently have credit lines with Bank Leumi Le-Israel B.M. or BLL, Union Bank of Israel Ltd., or Union Bank, United Mizrahi Bank Ltd., or UMB and Bank Hapoalim B.M. totaling $24 million in the aggregate. There are no restrictions as to our use of each of these credit lines. We agreed not to pledge any of our assets without the consent of these banks. In addition, in connection with two of these credit lines, a fixed charge was placed on our physical plant in Israel by each of BLL and Union Bank, each of which ranks pari-passu with the other.

        We have undertaken to maintain the following financial ratios and terms in respect of our credit lines with each of BLL, Union Bank and UMB:

          o A ratio of at least 40% of shareholders' equity out of the consolidated total assets;

          o Minimal annual consolidated net income in the amount of $1 million; and

          o The same shareholders maintain the core of control in our company.

        As of December 31, 2004, we were in compliance with these ratios and terms. If we fail to fulfill our undertakings and covenants as aforesaid, these three banks will be entitled to demand the immediate repayment of any of our outstanding indebtedness to them and may terminate our credit lines with them. Our loans under these credit lines are generally denominated in U.S. dollars. However, we may occasionally have short-term NIS-denominated loans.

        In addition, our subsidiaries currently have credit lines with Bank Leumi USA, Royal Bank of Canada and Deutsche Bank totaling $9.2 million in the aggregate.

        Our Canadian subsidiary, Senstar Stellar Corporation, or Senstar has undertaken to maintain general covenants and the following financial ratios and terms in respect of its used credit lines:

          o    A quick ratio of not less than 1.25;

          o A ratio of total liabilities to tangible net worth of not greater than 0.75; and

          o    Tangible net worth of at least $9 million.

        As of December 31, 2004, Senstar was in compliance with these ratios and terms.

        As of December 31, 2004, we had approximately $5 million available under our credit lines. In addition, our subsidiaries had approximately $1.4 million available under their credit lines.

        As of December 31, 2004, we had outstanding under our used credit lines:

          o short-term NIS-denominated loans of approximately $5.6 million, bearing an average interest at a rate of 5.47%;

          o    short-term   dollar-denominated   loans  of  approximately   $8.6
               million, bearing an average interest at a rate of 4.08%;

          o several bank performance and advance payment guarantees totaling approximately $2.8 million, at an annual cost of 0.5 %-1.0 %; and

          o    forward contracts of approximately $2.1 million.

        As of December 31, 2004, Senstar, had outstanding, in the aggregate, short-term Canadian dollar denominated loans of US$1.5 million, bearing interest at a rate of Canadian Prime plus 0.5% (4.75% at December 31, 2004). This loan is collateralized by a general security agreement.

        As of December 31, 2004, our subsidiaries had outstanding, in the aggregate, $5.3 million in long-term loans as follows:

          o $2.5 million, bearing interest at an annual rate of 3.1%. The interest on the outstanding balance under this loan is due monthly. This loan is due in one installment in April 2006;

          o $500,000, bearing interest at an annual rate of 3.5% and collateralized by the assets of our US subsidiary, Perimeter Products Inc., or PPI. The interest on the outstanding balance under this borrowing is due quarterly, with the principal due in one installment in April 2006;

          o    $500,000,  bearing  interest  at an  annual  rate  of  3.05%  and
               collateralized  by  PPI's  assets.   This  loan  is  due  in  one
               installment in April 2006; and

          o $1.8 million mortgage loan to PPI bearing interest at a fixed rate of 8.25%. The mortgage is due in 18 quarterly installments of $64,700, commencing February 2001, with a final payment of approximately $1.8 million due in November 2005. In connection with this mortgage loan, PPI has granted the bank a first mortgage on its premises. In addition, we have guaranteed the full amount of this mortgage loan.

        In connection with our non-mortgage related loans listed immediately above, Bank Leumi USA placed a $3 million fixed charge on our deposits with that bank.

        The two $500,000 promissory notes issued to Bank Leumi USA both have covenants that require us to maintain $1 million in deposits at all times, otherwise the interest rate on the notes become the bank's rate plus 0.25% until the minimum deposit is maintained. We are also required to maintain tangible net worth and subordinated debt in an amount of not less than $170,000 for one note and not less than $100,000 for the second note.

        As of December 31, 2004, Senstar GmbH obtained bank performance guarantees in the amount of $ 136,000.

        As of December 31, 2004, Senstar issued a letter of credit in the amount of $902,000 in connection with the purchase of supplies.

C.   Research and Development, Patents and Licenses

Government Grants

        We participate in programs sponsored by the Israeli Government for the support of research and development activities. Through 2004, we had obtained royalty-bearing grants from the OCS, of $228,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of revenues derived from sales of the products funded with these grants, up to 100% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

        Royalties paid to the OCS amounted to $131,000, $80,000 and $61,000 in the years ended December 31, 2002, 2003 and 2004, respectively.

        As of December 31, 2004, we had a remaining contingent obligation to pay royalties to the OCS in the amount of approximately $1.9 million upon the successful sale of products developed using such research and development programs sponsored by the OCS.

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded us grants for overseas marketing expenses. We are obligated to pay royalties to this fund at the rate of 3% of the increase in export sales, up to the amount of the grants we received. To date, we received $253,000 in grants from the fund and, during 2002, 2003 and 2004, we paid the fund $53,000, $0 and $0, respectively, in royalties. As of December 31, 2004, we had a remaining contingent obligation to the fund of $95,000.

Investment Tax Credit

        Senstar is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During 2002, 2003 and 2004, Senstar recognized $304,000, $216,000 and $176,000, respectively, of investment tax credits as a reduction of research and development expenses.

        Senstar has available investment tax credits of approximately $436,000 to reduce future federal income taxes payable. These credits will expire at various dates from 2012 through 2014.

        See also Item 4.B. "Information on the Company-Business
Overview-Research and Development; Royalties" of our Annual Report on Form 20F for the year ending December 31, 2003.

D.   Trend Information

        We cannot assure you that the MOD, IDF or any of our other major customers will maintain their volume of business with us or that, if such volume is reduced, other customers of similar volume will replace the lost business. The loss of one or more of these existing customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

        For additional discussion of the information required by this item see "Operating and Financial Review and Prospects-Operating Results" and "Operating and Financial Review and Prospects-Liquidity and Financial Resources" above.

E.   Off-Balance Sheet Arrangements

        At December 31, 2004, we have guaranteed the advance payments and the performance of our work to our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of projects throughout Israel and the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. Our maximum potential amount of future payments we could be required to make under our guarantees at December 31, 2004 was $2.9 million. This figure includes guarantees of performance for our subsidiary in Germany in the amount of $136,000. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no guarantees were exercised against us.

F.   Tabular Disclosure of Contractual Obligations

        The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.


       Contractual Obligations                              Payments due by Period
-----------------------------------    ----------------------------------------------------------------
                                                     less than 1                             more than
                                          Total          year       1-3 Years    3-5 Years    5 years
                                        ----------   -----------    ----------   ---------   ----------
Long-term debt obligations.......       $5,349,000    $1,849,000    $3,500,000     $-          $-
Capital (finance) lease obligations         -             -             -           -           -
Operating lease obligations......          986,000       441,000       446,000     99,000       -
Purchase obligations.............          300,000        -            300,000      -           -
Other long-term liabilities
  reflected on the company's
  balance sheet under U.S. GAAP .           -             -             -           -           -
                                        ----------   -----------    ----------   ---------   ----------
Total............................       $6,635,000    $2,290,000    $4,246,000    $99,000      $-


                                                                          Item 4

                                                                    Exhibit 23.1




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------



We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-9050) and in the Registration Statement on Form S-8 (File No. 333-06246) pertaining to the Magal Stock Option Plan (1993) of Magal Security Systems Ltd. ("the Company") of our report dated February 13, 2005, with respect to the consolidated financial statements and schedule of the Company for the year ended December 31, 2004 included in the Company's Report on Form 6-K for the month of March 2005.




                                             /s/Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 3, 2005                                   A member of Ernst & Young Global

                                                                          Item 5

                                                                    Exhibit 12.1

                               CERTIFICATION PURSUANT TO
                    SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Jacob Even-Ezra:

1. I have reviewed this filing of the financial statements for the year ended December 31, 2004 on Form 6-K of Magal Security Systems Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2005

/s/Jacob Even-Ezra*
-------------------
Jacob Even-Ezra
Chief Executive Officer


* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          Item 6

                                                                    Exhibit 12.2

                               CERTIFICATION PURSUANT TO
                    SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Raya Asher, certify that:

1. I have reviewed this filing of the financial statements for the year ended December 31, 2004 on Form 6-K of Magal Security Systems Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2005

/s/Raya Asher*
--------------
Raya Asher
Chief Financial Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          Item 7

                                                                    Exhibit 13.1


                               CERTIFICATION PURSUANT TO
                                 18 U.S.C. SECTION 1350
                                 AS ADOPTED PURSUANT TO
                     SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of the financial statements for the year-ended December 31, 2004 of Magal Security Systems Ltd. (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacob Even-Ezra, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Jacob Even-Ezra*
-------------------
Jacob Even-Ezra
Chief Executive Officer
March 4, 2005


* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          Item 8

                                                                    Exhibit 13.2

                               CERTIFICATION PURSUANT TO
                                 18 U.S.C. SECTION 1350
                                 AS ADOPTED PURSUANT TO
                     SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of the financial statements for the year-ended December 31, 2004 of Magal Security Systems Ltd. (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Raya Asher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Raya Asher*
--------------
Raya Asher
Chief Financial Officer

March 4, 2005



* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                   Jacob Even-Ezra
                                                     Chief Executive Officer


Date: March 4, 2005